EXHIBIT 19.1

INSIDER TRADING POLICY

Table of Contents

1.	Introduction	2
2.	Application	2
2.1	Post-Termination Application	2
3.	Bruker Policy	2
4.	Unauthorized Disclosure	3
5.	Blackouts and Pre-Clearances During Open Trading Windows	3
5.1	Quarterly Blackout Period	3
5.2	Event-Specific Trading Restrictions (Special Blackout Periods)	3
5.3	Pre-Clearance of Trades by Directors, Officers, and Key Personnel	4
6.	Prohibited and Discouraged Transactions	4
6.1	Hedging Transactions	4
6.2	Pledged Securities and Margin Accounts	5
6.3	Short Selling	5
7.	Limited Exceptions	5
7.1	Transactions Under Bruker Plans	5
7.2	Transactions Not Involving a Purchase or Sale	5
7.3	10b5-1 Plans	6
8.	Non-Compliance	7
9.	Definitions	7
10.	Administration of the Policy	8
11.	Assistance	9

1. Introduction

Federal and state laws prohibit buying, selling, or making other transfers of securities by persons who have access to material information that is not generally known or available to the public. Such information, referred to in this Insider Trading Policy (“Policy”) as “material, non-public information” or “MNPI,” is explained more fully in the Definitions section below. These laws also prohibit persons with MNPI from disclosing such information to others. You are responsible for ensuring that you do not violate these laws or this Policy and that any family member, household member, or entity that you control and whose transactions are subject to this Policy also comply.

2. Application

This Policy is designed to promote compliance with applicable securities laws and to protect Bruker Corporation and its majority-owned subsidiaries (collectively, “Bruker”) and you from serious liability. It applies to all Bruker employees, officers, and directors, including members of their immediate families and households, and to Bruker contractors and consultants who have access to MNPI.

2.1 Post-Termination Application

This Policy continues to apply to transactions in Bruker Securities (see Definitions section below) even after leaving Bruker. If you possess MNPI when your service to Bruker terminates, you may not trade in Bruker Securities until that information becomes public or is no longer material.

3. Bruker Policy

You may not trade or engage in transactions in the stock or other securities of any company (or recommend that another person do so) when you possess MNPI about that company. “Insider trading” applies to transactions in Bruker Securities as well as the securities of other companies, including Bruker customers and suppliers, or companies with which Bruker may be negotiating a major transaction. It would be a violation of law and this Policy, for example, if you learned through Bruker sources that Bruker intended to enter into a significant transaction with another company, and then placed an order to trade stock in that other company because of the likely increase or decrease in the value of its securities.

You may not convey non-public information about Bruker or any company to others or suggest that anyone purchase or sell any company’s securities while you possess MNPI about that company. This practice, known as “tipping,” violates the securities laws and can result in the same civil and criminal penalties that apply if you engage in insider trading directly, even if you do not derive any benefit from trades made by the person you “tipped.” This Policy does not restrict legitimate business communications on a “need to know” basis, where you have a reasonable expectation that the other person will not trade while in possession of the information.

You may not assist anyone in engaging in any of the above activities. These restrictions apply to members of your immediate family, as well as to anyone living in your household (e.g., a spouse, a child, a child away at college, stepchildren, grandchildren, stepparents, grandparents, siblings, and in-laws) or anyone acting on your behalf, and you are responsible for compliance with this Policy by those persons. The US Securities and Exchange Commission (“SEC”) and federal prosecutors may presume that trading or transactions by family or household members is based on information you supplied and treat such transactions as if you had traded yourself. There is no exception for transactions that are small or may seem necessary or justifiable for independent reasons (e.g., raising money for emergency expenditures). These restrictions also apply to any entities that you influence or control, including corporations, partnerships, or trusts, and transactions by these entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

4. Unauthorized Disclosure

All employees must maintain the confidentiality of Bruker information for competitive, security, and other business reasons, as well as to comply with applicable securities laws. All information you learn about Bruker or its business plans is potentially non-public information until Bruker publicly discloses it. You should, therefore, treat such information as confidential and proprietary and not disclose it to others, including relatives and business or social acquaintances.

Applicable laws also govern the timing and nature of Bruker’s public disclosure of material information. Violations could result in substantial liability for you and for Bruker. For this reason, Bruker permits only specifically designated representatives to discuss Bruker with the news media, securities analysts, and investors. If you receive inquiries of this nature, you should refer them to Bruker’s Chief Financial Officer (“CFO”) and the Investor Relations department.

5. Blackouts and Pre-Clearances During Open Trading Windows

5.1 Quarterly Blackout Period

Even after Bruker has made a public announcement of material information (e.g., in an earnings release), it is necessary to provide the investing public with sufficient time to absorb the information. Accordingly, it is a violation for any person subject to this Policy to engage in any trading or other transactions in Bruker Securities during a “blackout period.” Blackout periods begin ten business days before the end of the month ending each calendar quarter (i.e., March, June, September, and December) and end two full trading days after earnings information has been publicly released. Thus, if Bruker’s quarterly or annual earnings information is issued on Monday at 8:00 a.m. before the market is open, you may trade when the market opens on Wednesday. If the release is issued at 11:00 a.m. on Monday after the market opens, or at 5:00 p.m. on Monday after the market closes, you may trade when the market opens on Thursday.

5.2 Event-Specific Trading Restrictions (Special Blackout Periods)

From time to time, an event may occur that is material to Bruker and is known by only a few directors, officers, and employees. So long as the event remains material and non-public, the CFO or General Counsel (“GC”) may inform them that they are subject to a “special blackout period” and prohibited from trading in Bruker Securities. In addition, Bruker’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the CFO or GC, directors, officers, and other designated persons should refrain from trading Bruker Securities even sooner than the typical quarterly blackout period described above. In that situation, the CFO or GC may notify these persons that they are subject to a special blackout period and should not trade in Bruker Securities. The existence of a special blackout period, or extension of a quarterly blackout period, will not be announced to Bruker as a whole, and should not be communicated to any other person.

5.3 Pre-Clearance of Trades by Directors, Officers, and Key Personnel

To prevent inadvertent violations, and for the purpose of avoiding even the appearance of an improper transaction (which could result, for example, when an officer engages in a trade while unaware of a pending major development), the following pre-clearance restrictions apply.

All transactions in Bruker Securities by directors, officers, and Key Personnel (see Definitions section below), as well as family members of, and entities controlled by, such persons, must be pre-cleared by Bruker’s CFO and GC. A request for pre-clearance should be submitted via email at least two business days in advance of the proposed transaction. Unless revoked or limited, a pre-clearance will remain valid until the earlier of (1) the close of trading five business days following the day on which pre-clearance was granted or (2) the day before the next blackout period begins. Pre-clearance may be revoked at any time. If the proposed transaction does not occur during the time in which pre-clearance is valid, a new request for pre-clearance must be submitted.

Persons requesting pre-clearance should carefully consider whether they may be aware of MNPI and should describe fully the circumstances to the CFO and GC when submitting the request. Requestors should also provide the number of Bruker Securities to be transacted; indicate whether they have effected any non-exempt “opposite-way” transactions within the past six months; be prepared to report the proposed transaction on an appropriate form pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (“Exchange Act”); and be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale.

6. Prohibited and Discouraged Transactions

Bruker has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. It is, therefore, Bruker’s policy that any persons covered by this Policy may not engage in any of the following transactions or should otherwise consider Bruker’s preferences.

6.1 Hedging Transactions

Bruker considers it inappropriate for any of its directors or officers to enter into hedging or monetization transactions to lock in the value of that person’s holdings of Bruker Securities (including shares of Bruker stock held outright and outstanding equity awards). Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including, but not limited to, the purchase of financial instruments (such as prepaid variable forward contracts, equity swaps, collars, and exchange funds), which may allow a director or officer to continue to own Bruker Securities obtained as equity compensation or otherwise, but without the full risks and rewards of ownership. When that occurs, the director or officer may no longer have the same objectives as Bruker’s other stockholders. Therefore, from December 1, 2019 forward, Bruker’s directors and officers (and any of their respective designees) are prohibited from engaging in any transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Bruker equity securities held, directly or indirectly, by them.

6.2 Pledged Securities and Margin Accounts

From December 1, 2019 forward, Bruker’s directors and officers are prohibited from entering into any transactions that result in pledging, or using as collateral, Bruker Securities in order to secure personal loans or other obligations, including, without limitation, purchasing Bruker stock on margin or holding Bruker stock in a margin account. For avoidance of doubt, this provision does not apply to existing pledge transactions or renewals of existing pledge transactions on substantially similar terms.

6.3 Short Selling

Because short-term or speculative transactions involving Bruker Securities by Bruker employees can give the appearance of impropriety, it is Bruker’s policy that directors, officers, and employees are prohibited from engaging in short sales of Bruker Securities. In addition, directors, officers, and employees are strongly discouraged from (1) trading in securities on a short-term basis,1 (2) buying or selling puts or calls, (3) purchasing Bruker Securities on margin,2 and (4) placing standing or limit orders on Bruker Securities.

7. Limited Exceptions

7.1 Transactions Under Bruker Plans

7.1.1 Stock Option Exercises

This Policy does not apply to the exercise of an employee stock option acquired pursuant to Bruker’s plans where an employee “exercises and holds” the shares obtained upon exercise, or to the exercise of a tax withholding right pursuant to which a person has elected to have Bruker withhold shares subject to an option to satisfy tax withholding requirements or to pay the exercise price. This Policy does apply, however, to any sale of stock obtained upon exercise of an option, any sale of stock as part of a broker-assisted cashless exercise of an option, and to any other market sale for the purpose of generating the cash needed to pay the exercise price of a stock option.

7.1.2 Restricted Stock Awards

This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have Bruker withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. This Policy does apply, however, to any market sale of restricted stock.

7.2 Transactions Not Involving a Purchase or Sale

7.2.1 Gifts

Bona fide gifts of Bruker Securities are not subject to this Policy, unless the giver has reason to

1 The SEC’s short-swing profit rule already prevents directors and officers from selling Bruker Securities within six months of a purchase. Note, however, that this Policy does not apply to stock option exercises, except to the extent required for directors and officers.

2 This is already prohibited for directors and officers.

believe that the recipient intends to sell while the giver is aware of MNPI or is subject to trading restrictions and the sale would occur during a blackout period. We recommend that the giver inquire about the recipient’s intent prior to making any gift and, if unsure, only make the gift during an open trading window. Notwithstanding the foregoing, directors, officers, and significant stockholders remain subject to certain reporting obligations pursuant to Section 16(a) of the Exchange Act, in connection with making bona fide gifts.

7.2.2 Mutual Funds

Transactions in mutual funds that are invested in Bruker Securities are not subject to this Policy.

7.3 10b5-1 Plans

Rule 10b5-1(c) of the Exchange Act provides an affirmative defense from insider trading liability if trades or transactions occur pursuant to a prearranged “trading plan” that meets specified conditions (each a “10b5-1 Plan”). Under this rule, if, at a time when you do not possess MNPI, you enter in good faith into a binding contract, an instruction, or a written plan that specifies the amount, price, and date on which securities are to be purchased or sold, and you act in good faith with respect to that arrangement, then you may claim a defense to insider trading liability if transactions under the plan occur at a time when you have subsequently learned MNPI.

Arrangements may specify amount, price, and date through a formula or may specify trading parameters which another person (who must not possess MNPI when trading) has discretion to administer, but you must not exercise any subsequent discretion affecting, or influence over, the transactions or their administration. You may not have outstanding (and may not subsequently enter into) multiple, overlapping 10b5-1 Plans for purchases or sales of any class of Bruker Securities on the open market during the same period, subject to certain exceptions.

During any 12-month period, you may participate in, and rely upon, no more than one, “single- trade” 10b5-1 Plan (i.e., a trading plan designed to effect the open-market purchase or sale of all of the securities covered by such plan in a single transaction). Additionally, 10b5-1 Plan participants must include a representation in such plan, certifying that, at the time of the adoption of a new or modified 10b5-1 Plan, he or she is: (1) not aware of any MNPI about Bruker or its securities and (2) adopting the contract, instruction, or plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.

Note that, in addition to the requirements of a 10b5-1 Plan described above, there are several procedural conditions to Rule 10b5-1 that must be satisfied before you can rely on a trading plan.

7.3.1 Cooling-Off Periods

Directors and officers may not complete trades pursuant to a 10b5-1 Plan until the later of (1) 90 days after the adoption of the 10b5-1 Plan; and (2) two business days after the disclosure of Bruker’s financial results in a quarterly report on Form 10-Q or annual report on Form 10-K for the fiscal quarter in which such plan was adopted or modified (in each case, the “Cooling-Off Period”); provided, however, that any Cooling-Off Period will not exceed 120 days following the adoption or modification of such 10b5-1 Plan. 10b5-1 Plan participants other than directors and officers, may not complete trades pursuant to a 10b5-1 Plan until 30 days after the adoption or modification of such plan.

7.3.2 Disclosure Obligations

Section 16 persons and their family or household members, or any trust where they have a beneficial interest, must promptly provide to Bruker all information relating to their entry into, or modification, replacement, or early termination of, a 10b5-1 Plan needed for Bruker to timely satisfy its disclosure obligations in connection with required quarterly reports on Form 10-Q, annual reports on Form 10-K, proxy statements, filings on Forms 3, 4, and 5, and other SEC filings. Such information includes the material terms of the 10b5-1 Plan, the person’s name and title, the date of plan adoption, duration, or termination, and the aggregate number of shares to be exercised, purchased, or sold (e.g., a lot-by-lot summary of share numbers and prices), and the brokerage used to effect trades.

7.3.3 Pre-Clearance

10b5-1 Plans by Section 16 persons and their family or household members, or any trust where they have a beneficial interest, should be reviewed by their personal attorneys, and must be pre-cleared by Bruker’s GC, before any trading is done in reliance on them. Subsequent modifications, replacements, or early terminations of any 10b5-1 Plan must also be pre-cleared by Bruker’s GC. You must provide written notice to Bruker’s CFO and GC no later than five business days before you intend to enter into, modify, or terminate a 10b5-1 Plan and provide a copy of such plan to the CFO and GC. Transactions pursuant to an approved 10b5-1 Plan are exempt from this Policy.

8. Non-Compliance

Violations of securities laws could result in fines and imprisonment. An individual who trades on inside information (or tip others, directly or indirectly), for example, could incur a civil penalty of up to three times the profit gained or loss avoided, a criminal fine (no matter how small the profit) of up to $5 million, and a jail term of up to 20 years. A company (and, potentially, supervisors) that fails to take appropriate steps to prevent illegal trading could incur a civil penalty of up to the greater of $1 million or three times the profit gained or loss avoided as a result the violation and a criminal penalty of up to $25 million. Non-compliance with this Policy could also result in disciplinary action, including dismissal.

Any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career. Both the SEC and the Nasdaq Stock Market are effective at detecting and pursuing insider trading. The SEC has successfully prosecuted cases against employees using foreign accounts, trading by family members and friends, and trading involving only a small number of shares. Therefore, it is important that you understand the breadth of activities that constitute illegal insider trading.

9. Definitions

“Bruker Securities” includes shares of Bruker’s common stock, bonds, debentures, options, puts, calls, swaps, and other securities, as well as derivative securities that are not issued by Bruker, such as exchange-traded put or call options or swaps relating to Bruker Securities, and includes market sales of stock you acquire by the vesting of restricted stock units or exercising employee stock options (excluding the withholding of shares to satisfy tax obligations or exercise price) and other trades you make pursuant to an investment direction under an employee benefit plan, such as Bruker’s 401(k) plan.

“Key Personnel” includes (1) Bruker’s Chief Executive Officer, CFO, and GC, and all of their direct reports; (2) to the extent not already covered by the foregoing, (a) the seniormost financial employee within each of Bruker’s groups, divisions, and offices, (b) the group and regional General Counsels, and (c) employees whose job responsibilities give them access to information about potential mergers, acquisitions, investments, and other business development transactions; and (3) other senior personnel as may be designated by Bruker from time to time.

“Material, Non-Public Information” or “MNPI” is information that is both material and non-public.

Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold, or sell a security. Remember that, even if the information is not material to Bruker, it may nevertheless be material to other companies, and this Policy applies to your trading in other companies’ securities. Any information that you could expect to affect the price of the security is material. Both positive and negative information can be material. Federal and stock market investigators and potential plaintiffs will scrutinize a questionable trade after the fact and with the benefit of hindsight, so you should always err on the side of caution. Examples include: earnings information, including revenue results, order data, or contracting activity; news about a major contract award or cancellation; financial forecasts or budgets; mergers, joint ventures, acquisitions, dispositions, tender offers, or other significant changes in assets; new products or discoveries; significant developments regarding customers or suppliers; changes in control, significant changes in senior management, or other major personnel changes; defaults on senior securities, calls of securities for redemption, changes in dividend policy, declaration of a stock split, or the offering of additional securities; establishment of a share repurchase program; financial liquidity problems; changes in pricing or discount policies; significant legal exposure due to actual, pending, or threatened litigation; changes in, or a dispute with, Bruker’s auditors; a significant cybersecurity incident, such as a data breach or any other incident leading to significant operational disruptions; the imposition of event-specific restrictions on trading, or the extension or termination of any such restrictions; and any other major events regarding Bruker Securities.

Information is non-public if it is not generally known or available to the public. It becomes public only when it has been released by Bruker through appropriate channels (e.g., press releases, earnings calls, or SEC filings) and enough time has elapsed to permit the investment market to absorb and evaluate the information. As a general rule, you should consider information to be non-public until two business days after public disclosure.

10. Administration of the Policy

Bruker’s CFO and GC, or another employee designated by them, are responsible for administering this Policy. All determinations and interpretations by them shall be final and not subject to review.

11. Assistance

You may seek additional guidance about this Policy, first, from Bruker’s Stock Plan Administrator and, second, from Bruker’s CFO or GC, but the ultimate responsibility for avoiding improper transactions rests with you. Any guidance provided by Bruker, its Stock Plan Administrator, CFO, or its GC neither constitutes legal advice nor insulates you from liability under applicable securities laws. If you have questions or concerns, you are encouraged to seek guidance from personal legal and financial advisors.

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